SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 23 February 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DC18-064                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               February 23, 2018

WLA review - BT financial impact

BT notes the publication of Ofcom's Wholesale Local Access review (WLA) draft statement this morning.

     Today's statement from Ofcom gives us certainty on the pricing of key products for the next three years.

     BT estimates that the price changes in today's Ofcom WLA draft statement, for the directly charge controlled products, will have a year on year adverse financial impact on Openreach's revenue and profit in 2018/19 in the range £80m - £120m. There will be further year on year impacts on Openreach, resulting from price reductions to the directly charge controlled products, in each of the successive two financial years in the range of low to mid tens of millions of pounds. Additionally, Openreach's cost base will increase as a result of meeting the more demanding minimum service levels required in WLA markets.

    BT anticipates a further adverse financial impact on Openreach's revenue and profit as a result of market pressure on the wholesale prices of other products not directly charge controlled in the WLA draft statement.

    The net impact at the Group level will depend on the retail market dynamics.

     We are considering the implications for full and fair competition of the restriction on BT's ability to vary its FTTC and G.fast wholesale rental charges between different geographic areas.

    We can now look forward and get on with the job of making fibre-to-the-premises broadband available to three million homes and business by the end of 2020.

For further information

Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 23 February 2018